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                                                                   EXHIBIT 22


                [CBI Industries, Inc. Press Release Letterhead]


FOR FURTHER INFORMATION CONTACT:                       Joele Frank or Ann Hance
                                                    Abernathy MacGregor Scanlon
                                                                 (212) 371-5999
FOR IMMEDIATE RELEASE:

                                                                        IND-393

                           CBI REJECTS PRAXAIR OFFER;
                     AUTHORIZES EXPLORATION OF ALTERNATIVES


OAK BROOK, ILLINOIS, November 16, 1995 -- The Board of Directors of CBI Industries, Inc. (NYSE: CBI) has unanimously voted to reject the offer of a subsidiary of Praxair, Inc. (NYSE: PX) to acquire all of the outstanding shares of Common Stock of the Company at a price of $32 per share. CBI's Board concluded that the interests of the Company's stockholders would be best served by the Company exploring alternatives to maximize stockholder value and the Company is actively engaged in that effort. In this regard, the Company has entered into confidentiality agreements with certain parties.

After considering a variety of factors, including the opinion of its financial advisors, Lehman Brothers Inc. and Merrill Lynch & Co., that, from a financial point of view, the consideration offered to CBI stockholders in the Praxair offer is inadequate to such stockholders, the Board concluded that the Praxair offer is inadequate and not in the best interests of CBI or its stockholders. A letter mailed to stockholders states that "The Directors believe the Praxair offer fails to recognize the current value of the Company." The CBI Board recommends that CBI's stockholders not tender their shares to Praxair pursuant to the tender offer.

The Board has also delayed the separation date of the Company's Preferred Stock Purchase Rights until such later date as may be determined by the Board. Accordingly, the Rights will continue to trade with the Company's Common Stock.


CBI Industries has subsidiaries operating throughout the world in producing and distributing carbon dioxide and industrial gases; in designing, engineering, fabricating and erecting metal plate structures, and in executing other contracting services; and in providing oil and refined petroleum product storage and blending facilities.


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